082-01072

[redacted]

'elevision Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

Stock Code: 511

ANNOUNCEMENT OF 2006 ANNUAL RESULTS

HIGHLIGHTS

- Turnover increased from HK$4,177 million to HK$4,201 million, an increase of 1%.
- Cost of sales decreased from HK$1,792 million to HK$1,778 million, a reduction of 1%.
- Gross profit percentage improved from 57% to 58%.
- Operating profit for 2006 included interest income of HK$58 million (2005: HK$25 million) and a net exchange gain of HK$58 million (2005: net exchange loss of HK$1 million), whereas the operating profit for 2005 included a one-off disposal gain of HK$149 million.
- Profit attributable to equity holders increased from HK$1,180 million to HK$1,189 million, and earnings per share increased from HK$2.69 to HK$2.71, an increase of 1%.
- If the one-off gain was excluded, profit attributable to equity holders and earnings per share would have increased by 15%.
- Final dividend was declared at HK$1.45 (2005: HK$1.30) per share making a total dividend of HK$1.70 (2005: HK$1.55) per share for the year.

The Directors of Television Broadcasts Limited (the "Company" or "TVB") are pleased to announce the consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2006 as follows:

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2006

	Note	2006 *HK$'000*	2005 *HK$'000*
Turnover	2	4,201,186	4,176,590
Cost of sales		(1,778,433)	(1,791,612)
Gross profit		2,422,753	2,384,978
Other revenues	2	73,896	38,962
Selling, distribution and transmission costs		(451,064)	(451,923)
General and administrative expenses		(504,427)	(490,969)
Other operating income/(expenses)		57,670	(22,042)
Gain on disposal of financial assets at fair value through profit or loss		–	148,778
Operating profit	4	1,598,828	1,607,784
Finance costs	5	(98)	(956)
Share of losses of			
Jointly controlled entities		–	(30)
Associates		(163,109)	(187,197)
Profit before income tax		1,435,621	1,419,601
Income tax expense	6	(247,181)	(232,354)
Profit for the year		1,188,440	1,187,247
Attributable to:			
Equity holders of the Company		1,188,597	1,180,019
Minority interest		(157)	7,228
		1,188,440	1,187,247
Earnings per share for profit attributable to the equity holders of the Company during the year	7	HK$2.71	HK$2.69
Dividends	8	744,600	678,900

CONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER 2006

	Note	2006 *HK$'000*	2005 *HK$'000*
ASSETS			
Non-current assets			
Property, plant and equipment		1,731,207	1,896,100
Leasehold land		183,848	188,416
Intangible assets		162,184	161,003
Interest in associates		150,213	245,516
Interest in jointly controlled entity		–	–
Available-for-sale financial assets		3	3
Loan to investee company		6,666	6,676
Deferred income tax assets		25,121	24,358
		2,259,242	2,522,072
Current assets			
Programmes, film rights and movies		442,319	452,586
Stocks		14,439	11,430
Trade and other receivables, prepayments and deposits	9	1,372,347	1,353,966
Tax recoverable		1,450	2,015
Pledged bank deposits		239	236
Bank deposits maturing after three months		38,026	35,289
Cash and cash equivalents		1,559,079	944,670
		3,427,899	2,800,192
Total assets		5,687,141	5,322,264
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Share capital		21,900	21,900
Other reserves		669,823	700,132
Retained earnings			
– Proposed final dividend	8	635,100	569,400
– Others		3,518,325	3,090,315
		4,845,148	4,381,747
Minority interest		23,199	23,320
Total equity		4,868,347	4,405,067
LIABILITIES			
Non-current liabilities			
Deferred income tax liabilities		126,443	149,740
Retirement benefit obligations		16,515	18,503
		142,958	168,243
Current liabilities			
Trade and other payables and accruals	10	593,994	643,232
Current income tax liabilities		81,842	104,680
Short-term provisions		–	1,042
		675,836	748,954
Total liabilities		818,794	917,197
Total equity and liabilities		5,687,141	5,322,264
Net current assets		2,752,063	2,051,238
Total assets less current liabilities		5,011,305	4,573,310

Notes

1. **Basis of preparation**

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (HKFRS). The consolidated financial statements have been prepared under the historical cost convention, except that the financial assets are stated at their fair values.

Amendments to published standards and interpretation effective of 2006

The following amendments to published standards and interpretation are mandatory for financial year ended 31 December 2006. The Group adopted those which are relevant to its operations.

HKAS 19 (Amendment)	Actuarial Gains and Losses, Group Plans and Disclosures
HKAS 21 (Amendment)	Net Investment in a Foreign Operation
HKAS 39 and HKFRS 4 (Amendment)	Financial Guarantee Contracts
HK(IFRIC)-Int 4	Determining whether an Arrangement contains a Lease

The amendments to published standards and interpretation above do not have material impacts to the Group.

2. **Turnover and other revenues**

The Group is principally engaged in terrestrial television broadcasting with programme production, programme licensing and distribution, overseas satellite pay TV operations, channel operations and other related activities.

Turnover comprises advertising income net of agency deductions, licensing income, subscription income, as well as income from video tape and disc rentals, provision of contents to mobile devices, website portal, sale of magazines, programmes/commercial production income, management fee income, facility rental income and other service fee income.

Other revenues comprise mainly interest income and other rental income.

The amount of each significant category of revenue recognised during the year is as follows:

	2006 *HK$'000*	2005 *HK$'000*
Turnover		
Advertising income, net of agency deductions	2,681,120	2,681,524
Licensing income	815,500	790,725
Subscription income	422,625	413,947
Others	328,441	336,990
	4,247,686	4,223,186
Less: Withholding tax	(46,500)	(46,596)
	4,201,186	4,176,590
Other revenues		
Interest income	58,080	25,151
Others	15,816	13,811
	73,896	38,962
	4,275,082	4,215,552

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

BCIA

北京首都國際機場股份有限公司
Beijing Capital International Airport Company Limited

(a sino - foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 0694)

CONTINUING CONNECTED TRANSACTIONS

"Director(s)"	the director(s) of the Company
"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Miscellaneous Services Sub-contracting Agreement"	the agreement dated 21 March 2007 and entered into between the Company and Property Management Co. for the provision of certain sanitary and baggage cart management services in Terminal One and Terminal Two
"Parent Company"	首都機場集團公司 (Capital Airports Holding Company), an enterprise established in the PRC and the controlling shareholder of the Company
"Property Management Co."	北京首都機場物業管理有限公司 (Beijing Capital Airport Property Management Company Limited), an enterprise established in the PRC on 5 January, 2004 which is 35% owned by the Parent Company
"PRC"	the People's Republic of China
"Terminal One"	the passenger terminal one which forms part of the Beijing Airport
"Terminal Two"	the passenger terminal two which forms part of the Beijing Airport
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC

Note: Unless otherwise specified and for reference only, the conversion of Hong Kong dollars into Renminbi is based on the exchange rate of HK$1= RMB0.99 in this announcement.

By order of the Board
WANG Jiadong
Chairman of the Board

Beijing, PRC, 21 March 2007

As at the date of this announcement, the Directors of the Company are:-

Executive Directors: Mr. Wang Zhanbin, Mr. Wang Jiadong, Mr. Wang Tiefeng
Non-executive Directors: Mr. Dominique Pannier, Mr. Chen Guoxing, Mr. Gao Shiqing
Independent Non-Executive Directors: Mr. Long Tao, Mr. Moses Cheng Mo Chi, Mr. Kwong Che Keung, Gordon.

OBSCENE ARTICLES TRIBUNAL NOTICES

I NOTICE of the INTERIM CLASSIFICATION of the articles is given by the Obscene Articles Tribunal, pursuant to section 19(1)(a), 19(1)(c) and 19(2) of the Control of Obscene and Indecent Articles Ordinance, Chapter 390 of the Laws of Hong Kong (hereinafter called "the said Ordinance"):

1. **Case No. : OACD000060/2007**
Description of Article : Digital Video Disc
Title of Disc : SP-503 鄰居的太太
Applicant : Goldion Company, Commissioner of the design, production or publication
Date of Application : 19.3.2007
Date of Interim Classification : 20.3.2007
Result of Interim Classification : Class II article (indecent)

2. **Case No. : OACD000061/2007**
Description of Article : Digital Video Disc
Title of Disc : SP-505 淫母相姦 九
Applicant : Goldion Company, Commissioner of the design, production or publication
Date of Application : 19.3.2007
Date of Interim Classification : 20.3.2007
Result of Interim Classification : Class II article (indecent)

3. **Case No. : OACD000062/2007**
Description of Article : Digital Video Disc
Title of Disc : SP-506 水藍色～消逝的記憶～
Applicant : Goldion Company, Commissioner of the design, production or publication
Date of Application : 19.3.2007
Date of Interim Classification : 20.3.2007
Result of Interim Classification : Class II article (indecent)

4. **Case No. : OACD000063/2007**
Description of Article : Digital Video Disc
Title of Disc : SP-512 極限馬賽克
Applicant : Goldion Company, Commissioner of the design, production or publication
Date of Application : 19.3.2007
Date of Interim Classification : 20.3.2007
Result of Interim Classification : Class II article (indecent)
In accordance with section 8(2)(c) of the said Ordinance, the Tribunal imposed the following condition relating to its publication :
Segments from 00:25:54:00 to 00:27:38:00 is to be expunged.

5. **Case No. : OACD000064/2007**
Description of Article : Digital Video Disc
Title of Disc : SP-516 Welcome Max Soap
Applicant : Goldion Company, Commissioner of the design, production or publication
Date of Application : 19.3.2007
Date of Interim Classification : 20.3.2007
Result of Interim Classification : Class II article (indecent)

6. **Case No. : OACD000065/2007**
Description of Article : Digital Video Disc
Title of Disc : SP-517 騎乘位感覺一流
Applicant : Goldion Company, Commissioner of the design, production or publication
Date of Application : 19.3.2007
Date of Interim Classification : 20.3.2007
Result of Interim Classification : Class II article (indecent)

II. NOTICE of the CLASSIFICATION of the articles is given by the Obscene Articles Tribunal, pursuant to section 19(1)(b)(ii), 19(1)(c) and 19(2) of the Control of Obscene and Indecent Articles Ordinance, Chapter 390 of the Laws of Hong Kong (hereinafter called " the said Ordinance "):

1. **Case No. : OACM000044/2007**
Description of Article : Magazine
Title of Magazine : 指男 第36期
(in a loose-leaf form - 46 pages and incomplete)
Applicant : Billion Business Limited, Publisher
Result of Classification : Class II article (indecent)
In accordance with section 8(2)(c) of the said Ordinance, the Tribunal imposed the following condition relating to its publication :
Pages 13(D), 16(Q and R), 18(D, I, M and U), 19(G, V and W), 23(B), 24(A), 29(L), 30(H), 31(E, L and U), 34(E), 36(S), 38(V), 39(F), 40(G, J and O), 41(B and N), 42(H), 43(D, F, O and X), 44(E, F, T and W) and 45(F) are to be expunged.

2. **Case No. : OACM000045/2007**
Description of Article : Magazine
Title of Magazine : 尉男天空樂園 Issue 15
(in a loose-leaf form - 128 pages and incomplete)
Applicant : Wan Tin Publisher Company Limited, Publisher
Result of Classification : Class II article (indecent)

3. **Case No. : OACM000046/2007**
Description of Article : Magazine
Title of Magazine : 新藍坊 2007 02
(in a loose-leaf form - 64 pages and incomplete)
Applicant : Wan Tin Publisher Company Limited, Publisher
Result of Classification : Class II article (indecent)

Andrew HO
for Registrar, High Court

3. **Segment information**

An analysis of the Group's turnover and results for the year by business segments is as follows:

2006

	Terrestrial television broadcasting HK$'000	Programme licensing and distribution HK$'000	Overseas satellite pay TV operations HK$'000	Channel operations HK$'000	Other activities HK$'000	Elimination HK$'000	Total HK$'000
Turnover							
External sales	2,209,351	622,065	245,113	1,010,749	113,908	-	4,201,186
Inter segment sales	9,247	101,597	432	13,005	5,420	(129,701)	-
	2,218,598	723,662	245,545	1,023,754	119,328	(129,701)	4,201,186
Segment results	917,680	441,017	28,187	187,280	24,653	11	1,598,828
Finance costs							(98)
Share of losses of associates	-	-	-	(163,109)	-	-	(163,109)
Profit before income tax							1,435,621
Income tax expense							(247,181)
Profit for the year							1,188,440
Other segment items included in the income statement are as follows:							
Depreciation	198,114	7,178	9,687	44,948	1,278		261,205
Amortisation of leasehold land	4,568	-	-	-	-		4,568

2005

	Terrestrial television broadcasting HK$'000	Programme licensing and distribution HK$'000	Overseas satellite pay TV operations HK$'000	Channel operations HK$'000	Other activities HK$'000	Elimination HK$'000	Total HK$'000
Turnover							
External sales	2,230,312	594,065	247,177	984,023	121,013	-	4,176,590
Inter segment sales	5,877	99,056	-	14,291	6,712	(125,936)	-
	2,236,189	693,121	247,177	998,314	127,725	(125,936)	4,176,590
Segment results	859,160	391,028	28,789	194,429	(15,501)	1,101	1,459,006
Gain on disposal of financial assets at fair value through profit or loss							148,778
Finance costs							(956)
Share of losses of							
Jointly controlled entities	-	-	-	(30)	-		(30)
Associates	-	-	-	(187,197)	-		(187,197)
Profit before income tax							1,419,601
Income tax expense							(232,354)
Profit for the year							1,187,247
Other segment items included in the income statement are as follows							
Depreciation	186,203	6,994	12,318	52,950	1,911		260,376
Amortisation of leasehold land	4,568	-	-	-	-		4,568
Impairment of goodwill	-	-	-	5,894	-		5,894

The segment assets and liabilities at 31 December 2006 and capital expenditure for the year ended 31 December 2006 are as follows:

	Terrestrial television broadcasting HK$'000	Programme licensing and distribution HK$'000	Overseas satellite pay TV operations HK$'000	Channel operations HK$'000	Other activities HK$'000	Total HK$'000
Segment assets	3,690,330	274,533	123,307	928,840	116,676	5,133,686
Interest in associates	155,595	-	-	(5,382)	-	150,213
Available-for-sale financial assets	-	3	-	-	-	3
Loan to investee company	-	6,666	-	-	-	6,666
Unallocated assets						396,573
Total assets						5,687,141
Segment liabilities	270,272	81,992	71,607	162,016	24,622	610,509
Unallocated liabilities						208,285
Total liabilities						818,794
Capital expenditure	49,956	2,538	2,851	39,402	692	95,439

The segment assets and liabilities at 31 December 2005 and capital expenditure for the year ended 31 December 2005 are as follows:

	Terrestrial television broadcasting HK$'000	Programme licensing and distribution HK$'000	Overseas satellite pay TV operations HK$'000	Channel operations HK$'000	Other activities HK$'000	Total HK$'000
Segment assets	3,502,242	221,896	117,145	1,040,418	125,319	5,007,020
Interest in associates	144,069	-	-	101,447	-	245,516
Available-for-sale financial assets	-	3	-	-	-	3
Loan to investee company	-	6,676	-	-	-	6,676
Unallocated assets						63,049
Total assets						5,322,264
Segment liabilities	258,514	94,996	58,259	174,948	19,184	605,901
Payable for financial assets at fair value through profit or loss	-	-	-	56,876	-	56,876
Unallocated liabilities						254,420
Total liabilities						917,197
Capital expenditure	65,734	4,123	2,520	155,976	687	229,040

An analysis of the Group's turnover and segment results for the year by geographical segments is as follows.

	Turnover 2006 HK$'000	Turnover 2005 HK$'000	Segment results 2006 HK$'000	Segment results 2005 HK$'000
Hong Kong	2,548,729	2,560,672	990,603	940,891
Taiwan	743,010	743,834	150,066	133,586
USA and Canada	209,013	209,149	113,355	106,197
Australia	71,313	67,784	(27)	(6,023)
Europe	95,589	97,080	16,784	17,275
Mainland China	171,869	117,225	115,459	65,311
Malaysia and Singapore	331,513	337,726	195,891	182,978
Other countries	30,150	43,120	16,697	18,791
	4,201,186	4,176,590	1,598,828	1,459,006
Gain on disposal of financial assets at fair value through profit or loss			-	148,778
			1,598,828	1,607,784

	Total assets 2006 HK$'000	Total assets 2005 HK$'000	Capital expenditure 2006 HK$'000	Capital expenditure 2005 HK$'000
Hong Kong	4,141,898	3,994,853	52,899	69,453
Taiwan	614,605	680,433	39,176	155,901
USA and Canada	102,757	101,990	957	2,610
Australia	15,447	11,614	350	325
Europe	79,520	72,966	1,829	735
Mainland China	34,406	26,836	30	-
Malaysia and Singapore	124,053	93,321	-	-
Other countries	21,000	25,007	198	16
	5,133,686	5,007,020	95,439	229,040
Interest in associates	150,213	245,516		
Available-for-sale financial assets	3	3		
Loan to investee company	6,666	6,676		
Unallocated assets	396,573	63,049		
	5,687,141	5,322,264		

4. **Operating profit**

The following items have been charged/(credited) to the operating profit during the year:

	2006 HK$'000	2005 HK$'000
Loss on disposal of property, plant and equipment	872	3,927
Net exchange (gain)/loss	(57,670)	1,127
Auditors' remuneration	3,623	3,660
Non-audit service fees (mainly tax services)	1,655	2,741
Cost of programmes, film rights, movies and stocks	1,170,761	1,148,348
Depreciation – owned property, plant and equipment	261,205	260,375
Depreciation – leased property, plant and equipment	-	1
Amortisation of leasehold land	4,568	4,568
Impairment of goodwill	-	5,894
Impairment on loan to a jointly controlled entity	-	14,638
Operating leases		
– equipment and transponders	48,286	66,281
– land and buildings	27,080	35,465
Employee benefit expense (excluding directors' emoluments)	1,169,257	1,124,284

5. **Finance costs**

	2006 HK$'000	2005 HK$'000
Interest on overdrafts, bank loans and other loans		
– wholly repayable within five years	98	618
– not wholly repayable within five years	-	338
Total finance costs incurred	98	956

6. **Income tax expense**

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profit for the year. Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates.

The amount of income tax charged to the consolidated income statement represents:

	2006 HK$'000	2005 HK$'000
Current income tax:		
– Hong Kong	213,192	179,907
– Overseas	57,803	34,629
– Under/(over) provisions in prior years	155	(704)
Deferred income tax relating to the origination and reversal of temporary differences	(23,969)	18,522
	247,181	232,354

7. **Earnings per share**

The earnings per share is calculated based on the Group's profit attributable to equity holders of HK$1,188,597,000 (2005: HK$1,180,019,000) and 438,000,000 shares in issue throughout the years ended 31 December 2006 and 2005. No fully diluted earnings per share is presented as there were no potentially dilutive shares outstanding.

8. **Dividends**

	2006 HK$'000	2005 HK$'000
Interim dividend paid of HK$0.25 (2005: HK$0.25) per ordinary share	109,500	109,500
Proposed final dividend of HK$1.45 (2005: HK$1.30) per ordinary share	635,100	569,400
	744,600	678,900

At a meeting held on 21 March 2007, the Directors declared a final dividend of HK$1.45 per ordinary share. This proposed dividend is not reflected as a dividend payable in these financial statements, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2007.

9. Trade and other receivables, prepayments and deposits

	2006 *HK$'000*	2005 *HK$'000*
Receivables from:		
Associates	231,069	202,748
Related parties	63,865	39,949
Trade receivables *(note)*	952,998	892,172
	1,247,932	1,134,869
Less: Provision for impairment of receivables	(74,001)	(68,031)
Other receivables, prepayments and deposits	150,865	263,139
Tax reserve certificates	47,551	23,989
	1,372,347	1,353,966

Note:

The Group operates a controlled credit policy and allows an average credit period of forty to sixty days to the majority of the Group's customers who satisfy the credit evaluation of the Group. Cash on delivery, advance payments or bank guarantees are required from other customers of the Group.

At 31 December 2006 and 2005, the aging analysis of the trade receivables including trading balances due from associates and related parties is as follows:

	2006 *HK$'000*	2005 *HK$'000*
Current	443,681	405,941
1-2 months	258,383	241,864
2-3 months	173,324	142,271
3-4 months	95,638	107,689
4-5 months	57,153	49,499
Over 5 months	217,491	185,343
	1,245,670	1,132,607
Trade receivables due from:		
Third parties	952,998	892,172
Associates and related parties	292,672	240,435
	1,245,670	1,132,607
Non-trading amounts due from associates and related parties	2,262	2,262
	1,247,932	1,134,869

10. Trade and other payables and accruals

	2006 *HK$'000*	2005 *HK$'000*
Trade payables to:		
Associates	5,157	7,692
Related parties	109	237
Third parties	80,104	91,188
	85,370	99,117
Other payables and accruals	508,624	487,239
Payable for financial assets at fair value through profit or loss	–	56,876
	593,994	643,232

At 31 December 2006 and 2005, the aging analysis of the trade payables including trading balances due to associates and related parties is as follows:

	2006 *HK$'000*	2005 *HK$'000*
Current	48,181	61,487
1-2 months	22,253	22,211
2-3 months	8,433	8,391
3-4 months	3,437	1,884
4-5 months	866	229
Over 5 months	2,200	4,915
	85,370	99,117

MANAGEMENT DISCUSSION AND ANALYSIS

REVIEW OF OPERATIONS

OVERVIEW

For the year ended 31 December 2006, the Group achieved a turnover of HK$4,201 million (2005: HK$4,177 million), which represented an increase of 1% over 2005. Cost of sales amounted to HK$1,778 million (2005: HK$1,792 million), which represented a decrease of 1% over 2005. Gross profit for the year amounted to HK$2,423 million (2005: HK$2,385 million), which represented a gross profit percentage of 58% (2005: 57%).

Included in cost of sales was the cost of programmes, film rights, movies and stocks which amounted to HK$1,171 million (2005: HK$1,148 million). This represented an increase of 2% over 2005.

Selling, distribution and transmission costs amounted to HK$451 million, a similar level as for 2005 (2005: HK$452 million). General and administrative expenses amounted to HK$504 million (2005: HK$491 million), which represented an increase of 3% reflecting a slightly higher staff cost over 2005.

Operating profit included interest income of HK$58 million (2005: HK$25 million), and a net exchange gain arising from the translation of inter-company balances denominated in foreign currencies of HK$58 million (2005: net exchange loss of HK$1 million).

The Group's share of loss of an associate, TVB Pay Vision Holdings Limited ("TVBPVH", formerly known as Galaxy Satellite TV Holdings Limited), decreased from HK$187 million to HK$163 million for the year. The better performance of TVBPVH was due to the result of an increase in subscription revenue from its larger subscriber base.

The Group's taxation charge amounted to HK$247 million (2005: HK$232 million), which represented an increase of 6% over 2005.

The profit attributable to equity holders amounted to HK$1,189 million (2005: HK$1,180 million, which included a one-off gain of HK$149 million arising from the disposal of a 51% equity interest in TVBPVH to third parties (the "Gain on Disposal")), represented an increase of 1% over 2005. The earnings per share was HK$2.71 (2005: HK$2.69).

If the Gain on Disposal was excluded, the profit attributable to equity holders would have increased from HK$1,031 million in 2005 to HK$1,189 million in 2006, and the earnings per share would have increased from HK$2.35 to HK$2.71, which represented an increase of 15% over 2005.

COMMENTS ON SEGMENT INFORMATION

Revenue from terrestrial television broadcasting comprised predominantly local advertising revenue, decreased slightly from HK$2,236 million to HK$2,219 million, which represented a reduction of 1% over 2005.

The cost of programmes comprised the amortised cost of self-produced TV programmes and acquired film rights. The Group continued to provide high quality and customised programmes through the use of a different programme mix, which took into account audience taste and market trends. Together with our effective cost control, the programme cost for this segment was lower than 2005. As a result, this segment contributed an operating profit of HK$918 million (2005: HK$859 million), an increase of 7% over 2005.

Revenue from programme licensing and distribution comprised predominantly licensing income from distribution of our programmes through telecast, video (DVDs and VCDs), and the internet, increased from HK$693 million to HK$724 million, which represented an increase of 4% over 2005. The increase was mainly contributed by increase in the licensing revenue from Mainland China. As a result, programme licensing and distribution contributed an operating profit of HK$441 million (2005: HK$391 million), an increase of 13% over 2005.

Revenue from overseas satellite pay TV operations, comprising TVB Satellite Platform ("TVBSP") USA, TVB Australia ("TVBA") and The Chinese Channel ("TCC") Europe, showed a decrease from HK$247 million to HK$245 million, which represented a reduction of 1% over 2005. This segment contributed an operating profit of HK$28 million (2005: HK$29 million), a decrease of 3% over 2005.

Revenue from channel operations, comprised revenue from the Taiwanese channels TVBS, the two satellite channels, TVB8 and Xing He, and the supply of the eight channels to TVB Pay Vision Limited ("TVBPV"), showed an increase from HK$998 million to HK$1,024 million, which represented a rise of 3% over 2005. This segment contributed an operating profit of HK$187 million (2005: HK$194 million).

BUSINESS REVIEW AND PROSPECTS

Terrestrial Television Broadcasting

(a) Advertising Revenue

Advertisers' spending from key categories, such as property developers, slimming centres, cosmetics and skin care products, contributed less in the first half of 2006 when compared with the same period in 2005. These advertisers reduced their advertising spending substantially in all media in anticipation of a slowdown in sales and rising operating costs. As noted in our interim report, the drop in our Hong Kong advertising receipt for the first six months of 2006 came to 5% when compared with 2005.

However, we regained some of the above shortfall when the overall advertising market bounced back in the second half of 2006. As a result, advertising sales for the full year declined by a more moderate 1%.

We were able to achieve this result in the second half of 2006 partly through the resurgence of advertising activities from local property developers and partly through our increase in selling efforts targeted at product categories which showed substantial sales growth in recent years, take for example: luxury brand watches, personal investment products, such as investment in shares and mutual funds. Moreover, our sales efforts in pushing product sponsorship (commonly known as product placement) to advertisers also contributed to our increased advertising sales in the second half of 2006. We achieved satisfactory revenue growth from product sponsorship in 2006. We are confident that the growth in product sponsorship revenue will continue in 2007 and beyond.

We are cautiously optimistic about our outlook on the 2007 advertising market. With the unemployment rate dropping to its lowest level since 2002 and the gradual rise in wages, we anticipate that the local economy and consumer spending will start to pick up in 2007, and consequently the advertising spending.

The advent of digital television broadcasting in Hong Kong in the last quarter of 2007 will herald a new era in television history. The excitement brought by this new technology is anticipated to boost advertisers' interest in using more television advertising for communicating their sales messages to consumers.

The 2008 Beijing Olympics also provides us with an unprecedented golden opportunity to increase advertising income both in 2007 and 2008. As Hong Kong is designated by the Organising Committee of the Beijing Olympics to host the equestrian games, we will produce a number of Olympics-related programmes with different programme genres to tap the vast potential of the lucrative Olympic advertising market.

(b) Jade Terrestrial Channels Performance

Jade continued to be the favourite TV channel in Hong Kong. *Jade* achieved an overall weekday prime time[1] average audience share[2] of 85% (2005: 83%) among terrestrial Chinese channels and *Pearl*, a weekly prime time[3] average of 75% (same in 2005) among terrestrial English channels during the year under review.

[1] *Jade's weekday prime time runs from 7-11 p.m.*

[2] *Audience share (%) is the percentage of ratings of a particular channel over the total ratings of the base channels for a specific period of time. When calculating audience share for free-to-air terrestrial TV channels in Hong Kong, the base would be the combined TV ratings (TVRs) of terrestrial Chinese channels or the combined TVRs of terrestrial English channels.*

[3] *Pearl's weekly prime time runs from 7 p.m. to midnight.*

(c) Digitisation

Development work on the infrastructure for our Digital Terrestrial Television ("DTT") networks has started after obtaining town planning approval and land grant, in May and June 2006 respectively, for the Temple Hill Main DTT Station. All major site works had been completed by end of 2006 and work on the superstructure started in early 2007. The Temple Hill Station is expected to be ready for trial transmission at the beginning of the third quarter of 2007 and service launch in the fourth quarter of 2007, to meet the 2007 year-end roll-out deadline.

Our proposal for the DTT transmission standard for Hong Kong had been submitted to the Government on 30 December 2006. Our proposed specifications on the various relevant technical standards necessary for the launch of DTT are expected to be approved by the Government progressively starting in March 2007.

On the programme service side, besides continuing to provide existing free TV service on *Jade* and *Pearl* via our analogue network and simulcasting the channels in digital format on our half of the new digital Multiple Frequency Network, TVB will be providing a new programme channel broadcast in high definition TV format via our own Single Frequency Network. In preparation for this channel, plans to convert and upgrade studio and field production facilities are in progress to meet the service launch schedule.

International Operations

(a) Programme Licensing and Distribution

As a major producer and international content provider of Chinese-language TV programmes, our Group continued to benefit from international programme licensing and distribution as a major revenue source in addition to the domestic terrestrial TV broadcasting activities. Our strategic shift to diversify into providing content for new media, and increase in the supply of titles through telecast licensing, channel distribution and video sell-through have resulted in steady overall single-digit percentage growth, successfully offsetting the down trend impact of traditional video licensing due to piracy and changes in technology.

The advent of new multi-media technology has enabled new business opportunities as well as posted challenges such as illegal internet downloading. During the year in review, we have started to provide contents under licensing arrangements to new channel operators and video-on-demand programme service providers via digital cable or internet platforms in Mainland China and Taiwan, with substantial growth in Mainland China. Similar activities will be extended to other countries in the new years.

We shall continue to expand through content licensing and distribution to new media platforms enabled by new technology, including internet download, via mobile phone and portable media players.

Despite tough competition in the market, growth in revenue from telecast licensing in Mainland China continued. We are encouraged by the good rating performance when CCTV1, the general entertainment channel of the state-owned national broadcaster, telecasted four TVB drama series (*"Strike At Heart"*, *"A Pillow Case of Mystery"*, *"Justice Sung"* and *"Not Just A Pretty Face"*) which marked the first time that CCTV1 showed imported dramas from Hong Kong in many years.

Further progress has been made in the collection of the licence fees under the Guangdong Landing Rights Agreement. Though the total revenue from telecast licensing in Malaysia and Singapore recorded a single-digit percentage decline, income from our major clients ASTRO All Asia Networks plc in Malaysia and Starhub Cable TV in Singapore showed encouraging growth over 2005.

(b) Overseas Satellite Pay TV Operations

(i) TVB Satellite Platform ("TVBSP") USA

In the United States, the number of subscribers to our five-channel Jadeworld package, offered via DirecTV platform, achieved single-digit percentage growth.

TVBSP launched a Vietnamese-language channel with dubbed TVB programmes in November 2006. The channel has been well-received. In 2007, TVBSP is planning to expand via additional channels, and to widen its distribution network by exploring possible cooperation with new Internet Protocol Television ("IPTV") platforms.

(ii) TVB Australia ("TVBA")

In Australia, while subscription to our 12-channel Jadeworld pay platform grew at a single-digit percentage rate, it has reached the critical mass in its subscriber base. TVBA has started to record a small operating profit since the last quarter of 2006, with increase in both subscription and advertising revenue.

To strengthen its service line-up, TVBA launched an acquired Korean drama channel in July 2006 together with a nominal increase in subscription fee. It is exploring into launching Mandarin and/or Asian channels in 2007 to attract more subscribers and advertisers.

(iii) The Chinese Channel ("TCC") Europe

In Europe, the number of subscribers to our single channel platform was relatively stable but advertising revenue achieved double-digit percentage growth, producing a single-digit percentage growth in operating profit when compared with 2005.

Capitalising on the growing digital market in Europe, TCC is considering launching new Cantonese and Mandarin channels through digital cable and IPTV platforms.

(c) Channel Operations

(i) TVBS – Taiwan

Despite the slow economy and a more competitive market with overall TV advertising spending down by more than 10% in Taiwan, TVBS managed to report a slightly improved total revenue figure in 2006 when compared with that of 2005 and maintained a relatively high Cost Per Rating Point ("CPRP"). The growth was made possible by successfully securing a bigger market share through higher ratings, favourable brand image, aggressive and innovative marketing and a more desirable audience profile.

With comprehensive reports on major stories such as the Taipei and Kaohsiung mayor elections and the high profile corruption cases, our news channel *TVBS-News'* full year average prime time (6 pm to midnight) rating grew to 0.63 TVRs from 0.53 TVRs in 2005. Total daily rating also increased to 33.90 from 28.61* (Source: AGB Nielsen, Taiwan). Similar improvement in rating performance was also experienced by the other TVBS channels.

The entertainment channel *TVBS-G's* average rating in 2006 also went up, with the Asian Games which was a significant contributor in the last quarter. The channel is planning to emphasise on promoting TVB's new generation of artistes to further improve its desirable audience profile in 2007.

While Taiwan's media market would continue to be affected by its weak domestic economy resulting from political controversies, the National Communications Commission's ("NCC", media industry's main governing body) efforts to promote full digitisation of all cable TV systems would offer more channel distribution and a la carte subscription opportunities. We would continue to cultivate new revenue sources and explore distribution and subscription potentials in the growing digital TV landscape in Taiwan.

* *The TV industry in Taiwan operates on a guaranteed rating point system in which daily accumulative Gross Rating Points (GRPs) are indicative of the individual channel's inventory and performance.*

(ii) TVB8 and Xing He Channels

Both advertising and licensing income for the TVB8 and Xing He channels grew substantially in 2006, with particularly high growth in the South East Asian markets. Xing He, featuring mainly TVB dramas produced a few seasons ago, was launched on ASTRO's (ASTRO All Asia Networks plc) Pay TV platform in Indonesia which contributed additional revenue to the operation. High rating performance of TVB dramas on Xing He and weekend specials on TVB8 have helped achieve more advertising sales for both channels. The variety shows *"Minutes To Fame"* (adapted from the programme format produced and broadcast on TVB *Jade* in 2005) and *"Parkson Charity Show"* (a musical event) organised by TVB8 in Malaysia, received enthusiastic responses. The localisation efforts by TVB8 in Malaysia through local audience and contestant participation in variety shows, have proven successful. The channels will continue to explore these opportunities.

In Mainland China, TVB8 was actively involved in the co-production events organised by different domestic TV stations. (e.g. *"Travel Around China – A Night Show in Ningbo 2006"*). It has not only helped in promoting the TVB8 brand but also provided business opportunities for further development of our operation.

(iii) Supply of Channels to TVB Pay Vision Limited ("TVBPV")

Under a revamped format, TVB continues to supply eight channels to TVBPV on an exclusive basis since the second quarter of 2006.

The eight channels are *TVBN, TVB Classic, TVB Drama, TVB Kids, TVB Entertainment News, TVBM, TVBN2* and *TVB Lifestyle*.

TVB Drama established itself as a source for the best and latest available acquired popular dramas with the launch of many hit titles from Japan, Korea and Taiwan. *TVB Lifestyle* has successfully built up a following for its flagship programme *"Be My Guest"*. The series' interviews with The Honourable Donald Tsang, the Chief Executive of Hong Kong, and media veteran Lai Chi Ying became talk of the town furthering the programme's acclaim. *TVB Kids* organised talent shows and activities, besides providing programmes that inform, educate and entertain its young viewers. During the year, *TVB Entertainment News* provided a platform for artistes and social groups to voice out concerns on the Gillian Chung incident and the local media's responsibility on privacy issues of individuals including artistes and public figures. *TVBM*, a music channel, launched and received positive response on *"Your Music Choice Festival"* which provided opportunities for aspiring musicians to show their talents. *TVB Classic* offered anthologies from the coveted vault of TVB classic dramas organised around particular well-known stars – The Andy Lau and Chiu Ngar Chi anthologies were especially well-received. *TVBN* continues to provide 24-hour news, with updated local and around the world news and financial, sports and weather information; while *TVBN2*, also a 24-hour news service, provides full length coverage of selected local and international news events.

Other Businesses

(a) Investment in TVB Pay Vision Holdings Limited ("TVBPVH")

TVB has 49% interest in the share capital of TVBPVH which operates one of the pay TV platforms in Hong Kong. Pay channels are distributed through satellite master antenna television and broadband service provided by Hutchison Global Communication Limited and PCCW Limited's NOW TV. Apart from being an investor in the platform, TVB also supplies a total of eight channels to TVBPVH on an exclusive basis, as noted above.

Subsequent to securing the distribution agreement with NOW TV in February 2006, the TVBPVH's channels were heavily promoted in the second quarter of 2006 in anticipation of the launch of this service on the NOW TV platform. The uptake of new subscribers is significant, due mainly to the offering of channels that complements the NOW TV channels, and the ready-availability of the channels through the existing set-top boxes which require minimal installation effort. TVBPVH is in the process of scaling up its sales effort, with a view to increasing subscriber uptake.

Whilst we are optimistic of the long term future of the pay TV business, the market remains extremely competitive. During the year, TVB shared losses of HK$163 million of TVBPVH, which when compared with the losses shared of HK$187 million for the year ended 31 December 2005, represented an improvement of 13%.

(b) Internet Operations

We continued to provide our programme contents to all of the four licensed 3G operators in Hong Kong. This resulted in a significant percentage growth in revenue. In addition, sale of contents to broadband operators remains an important source of revenue.

In 2007, we will seek to improve the quality and quantity of the contents in our portal – www.tvb.com. These improvements are aimed to increase site traffic and attract more advertising income. Having extended our content distribution to the Sony's Playstation Portable platform in 2006, we will also continue to be aggressive in the sale of our programme contents to handheld devices.

(c) Magazine Publishing

TVB Weekly is the Group's official magazine in Hong Kong which promotes our station and artistes. The year of 2006 was a difficult year for TVB Weekly as it was adversely affected by intense competition in the magazine publishing market. However, the positive image of our magazine has earned us a unique position that has won the support of TV viewers and advertisers. Our special content and market promotion strategies have served to mitigate the decrease in circulation. Advertising revenue has increased by a low single-digit percentage. Nevertheless, increased publishing costs and decrease in magazine sales have resulted in a reduction in profits.

The editorial team will embark on a series of proactive measures to enrich the content and enhance the magazine's design. It has also planned to focus on women and family readers, in order to secure advertising revenue from related advertisers.

We shall capitalise on the magazine's 10th anniversary in 2007, and are planning to hold a series of promotional activities to help raise circulation and advertising revenue.

(d) Movie Investment

Despite having a satisfactory box office in Hong Kong 2005 and receiving many awards in major Greater China Film Competitions, the movie *"Perhaps Love"* recorded a relatively weak performance in France and Japan. As the movie had been unable to win any Oscar nominations, distributors in Europe and North America did not have sufficient confidence in the marketability of the movie. Therefore, distribution sales in these two markets were below expectation. An overall small loss is anticipated.

(e) Music

During the year, TVB Music Limited, a wholly-owned subsidiary, co-invested in or participated as the production house for various concerts in public arenas in Hong Kong with satisfactory results.

FINANCIAL REVIEW

IMPORTANT EVENT

On 24 August 2006, TVB Airtime Sales (Guangzhou) Limited, a wholly-owned subsidiary incorporated in Mainland China under CEPA II arrangement was set up to undertake advertising sales business in Mainland China for the Group's channels.

LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

The balance sheet remains strong and well-capitalized. Non-current assets amounted to HK$2,259 million, as compared to HK$2,522 million at 31 December 2005. The net decrease was mainly attributable to the decrease in the net book value of property, plant and equipment by HK$165 million and decrease in interest in associate by HK$95 million.

Trade and other receivables, prepayments and deposits increased from HK$1,354 million to HK$1,372 million which represented a 1% increase from the end of 2005. This mainly related to a higher level of billing to customers. Specific provision had been made, where appropriate, to cover any potential bad and doubtful debts.

Trade and other payables and accruals decreased from HK$643 million to HK$594 million which represented an 8% decrease from the position at the end of 2005. This was principally attributable to the reduction in the amount payable for a financial asset (51% equity interest in TVBPVH) as the remaining unpaid share capital which amounted to HK$57 million was paid up in March 2006.

The Group continues to have a strong financial position attributable to the steady and growing cashflow from the business operations. As at 31 December 2006, the Group had bank and cash balances of HK$1,597 million, an increase of 63% over 2005 (2005: HK$980 million). About 10% of the cash balance was maintained in overseas subsidiaries for their daily operation. Cash and cash equivalents held by the Group were denominated in Hong Kong dollars, Renminbi, US dollars and New Taiwan dollars.

The Group generally finances its operations and business development with internally generated resources. As at 31 December 2006, the Group's net current assets amounted to HK$2,752 million (2005: HK$2,051 million). The current ratio, expressed as a percentage of current assets to current liabilities, improved from 3.74 as at 31 December 2005 to 5.07 as at 31 December 2006. The total equity was HK$4,868 million (2005: HK$4,405 million).

As at 31 December 2006, the capital structure of the Company is constituted exclusively of 438,000,000 ordinary shares of HK$0.05 each. There is no outstanding bank loan and other borrowings, and accordingly the gearing ratio was zero as at 31 December 2006 (2005: zero).

The capital commitments of the Group as at 31 December 2006 were HK$821 million (2005: HK$183 million). There was a significant growth of 349% over 2005 reflecting an extensive capital expenditure programme for the development of Digital Terrestrial Television network and High Definition Television production plan.

CONTINGENT LIABILITIES

As at 31 December 2006, there were guarantees given to banks amounting to HK$8.7 million (2005: HK$8.7 million) for banking facilities granted to an investee company.

In March 2005 and February 2006, the Group received additional profits tax assessment notices from the Inland Revenue Department of Hong Kong ("IRD") for the years of assessment 1998/99 and 1999/2000 on the profits generated by the Group's programme licensing and distribution business carried out overseas. The total amounts of the additional assessments of profits tax for 1998/99 and 1999/2000 were HK$98 million and HK$99 million respectively. The Group was granted a holdover of these additional assessments by the IRD. Further additional profits tax assessment notices for the year of assessment 2000/2001 are expected to be issued before 31 March 2007.

The Group had filed an objection to these additional assessments. The Group believes that the objection is well-founded, and is determined to defend the Group's position vigorously. On this basis, the Group is of the view that no additional tax provision is necessary.

EXPOSURE TO FLUCTUATIONS IN EXCHANGE RATES AND RELATED HEDGES

The Group's foreign exchange exposures comprise trading and non-trading foreign currency translation exposures. Foreign exchange trading exposures mainly arises from trade receipts from overseas customers.

The Group is also exposed to currency fluctuation on translation of the accounts of overseas subsidiaries and also on the repatriation of earning and loans. During the year, the appreciation of some foreign currencies such as Australian dollars, UK pounds etc. has a positive impact on the Group. In order to mitigate the potential impact of currency movement, the Group will closely monitor foreign exchange exposure and will consider hedging significant foreign currency exposure when necessary. No forward exchange contract was entered into by the Group during the year under review.

HUMAN RESOURCES

As of 31 December 2006, the Group employed, excluding Directors and freelance workers but including contract artistes and staff in overseas subsidiary companies, a total of 4,557 (2005: 4,519) full-time employees.

About 26% of our manpower was employed in overseas subsidiaries and was paid on a scale and system relevant to their localities and local legislations. For local employment, different pay schemes are operated for contract artistes, sales and non-sales employees. Contract artistes are paid either on a per-show basis or by a package of shows. Sales personnel are remunerated based on commission schemes. Non-sales personnel are remunerated on a monthly salary.

For local employees, discretionary bonuses may be awarded as an incentive for better performance. Depending on individual's performance, qualified personnel received discretionary bonuses between 0.75 and 1.25 of their monthly basic salaries for the year 2006.

No employee share option scheme was adopted by the Group during the year.

From time to time, the Group organises, either in-house or with vocational institutions, seminars, courses and workshops on subjects of technical interest, such as industrial safety, management skills and other related studies, apart from sponsorship of training programmes that employees may enrol on their own initiatives.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its ordinary shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's ordinary shares during the year.

CORPORATE GOVERNANCE

Maintaining high standards of business ethics and corporate governance practices has always been one of the Company's core objectives. The Company believes that conducting business in an open and responsible manner serves its long-term interests and those of the shareholders.

The Board monitored the Company's progress on corporate governance practices throughout the year under review. Apart from regular meetings, circulars were issued to Directors and Senior Management to ensure awareness of the best corporate governance practices.

The Company adopted its own Code on Corporate Governance in 2005 which complied with all the code provisions of the Code on Corporate Governance Practices set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), save that the Chairman is not subject to retirement by rotation at least once every three years (code provision A.4.2). Pursuant to Article 114(D) of the Company's Articles of Association, the Chairman is exempted from retirement by rotation. The Board considers that this deviation is well-founded as the Chairman, being the founder of the Company, has a wealth of experience which is essential to the Board and contributes to the continued stability of the Company's business.

The Company adopts the Model Code for Securities Transactions by Directors of Listed Issuers in Appendix 10 to the Listing Rules ("Model Code") as the code for Directors and Senior Management in their dealings in the Company's securities.

Mr. Louis Page, who resigned as Director and Managing Director of the Company on 31 May 2006, and Mr. Edward Cheng Wai Sun, who was appointed as Independent Non-executive Director of the Company on 1 June 2006, confirmed, following specific enquiry by the Company, that they had complied with the Model Code throughout the periods between 1 January 2006 and 30 May 2006 and between 1 June 2006 and 31 December 2006 respectively.

All other Directors and members of the Senior Management confirmed, following specific enquiry by the Company, that they had complied with the Model Code throughout the year ended 31 December 2006.

The Company has received, from each of the Independent Non-executive Directors, a confirmation of his independence pursuant to Rule 3.13 of the Listing Rules. The Company considers that all the Independent Non-executive Directors are independent.

AUDIT COMMITTEE

The Audit Committee was established in 1999. It comprises two Independent Non-executive Directors and one Non-executive Director. The Audit Committee is chaired by Mr. Robert Sze Tsai To who possesses the appropriate professional qualifications and accounting or related financial management expertise required under Rule 3.10(2) of the Listing Rules. Mr. Ho Ting Kwan and Mr. Chien Lee are members of the Audit Committee.

The Audit Committee has reviewed with Management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including a review of the annual consolidated financial statements for the year ended 31 December 2006 before such statements were presented to the Board of Directors for approval. The figures in respect of the preliminary announcement of the Group's results for the year ended 31 December 2006 have been agreed by the Group's auditors, PricewaterhouseCoopers, to the amounts set out in the Group's draft consolidated accounts for the year.

ANNUAL REPORT

This results announcement is published on the Company's website at www.tvb.com and the website of the Stock Exchange. The Annual Report will also be available at the Company's and the Stock Exchange's websites in mid April 2007 and the printed report will be despatched to shareholders of the Company in mid April 2007.

DIVIDENDS

An interim dividend of HK$0.25 per share, totaling HK$109,500,000, was paid on 20 September 2006. The Directors now recommend the payment of a final dividend of HK$1.45 per share for the 438,000,000 issued shares in respect of the year ended 31 December 2006 to shareholders who are on the Register of Members on 30 May 2007. Together with the interim dividend, the total dividend per share for the year ended 31 December 2006 amounts to HK$1.70, which represents an increase of 10% over the total dividend of HK$1.55 per share for last year.

The Register of Members of the Company will be closed from 9 May 2007 to 30 May 2007, both dates inclusive, during which period, no transfer of shares will be effected. In order to qualify for the above final dividend, all transfers must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:30 p.m. on Tuesday, 8 May 2007. Dividend warrants will be despatched to shareholders on or around 6 June 2007.

ANNUAL GENERAL MEETING

The annual general meeting of the Company will be held at the Harbour Room, Mezzanine Floor, Kowloon Shangri-La Hotel, Tsim Sha Tsui East, Kowloon, Hong Kong, on Wednesday, 30 May 2007 at 11:00 a.m.

END

By Order of the Board
Adrian Mak Yau Kee
Company Secretary

Hong Kong, 21 March 2007

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Sir Run Run Shaw, *G.B.M. (Executive Chairman)* Dr. Norman Leung Nai Pang, *G.B.S., LLD., J.P. (Executive Deputy Chairman)* Mona Fong *(Deputy Chairperson and Acting Managing Director)*
Non-executive Directors:	Dr. Chow Yei Ching, *G.B.S.*, Ho Ting Kwan, Christina Lee Look Ngan Kwan and Kevin Lo Chung Ping
Independent Non-executive Directors:	Edward Cheng Wai Sun, *J.P.*, Chien Lee, Dr. Li Dak Sum, *DSSc. (Hon.), J.P.* and Robert Sze Tsai To
Alternate Director:	Anthony Lee Hsien Pin *(Alternate Director to Christina Lee Look Ngan Kwan)*